                                                                   EXHIBIT 99(d)

                                   SKF FOODS

     DISCUSSION OF RESULTS OF OPERATIONS AND COMBINED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED OCTOBER 30, 2002 AND OCTOBER 31, 2001

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF SKF FOODS

OVERVIEW

     SKF Foods ("The Heinz Businesses") manufacture, market and distribute branded and private-label shelf-stable grocery products. The Heinz Businesses' product portfolio includes leading brands in the tuna, pet food, infant feeding and broth categories. The Heinz Businesses also produce private label soup. In the United States, the Heinz Businesses include the largest producer of tuna and private label soup, the second largest producer of pet snacks and infant feeding products and a leading producer of pet food.

     The Heinz Businesses have not historically been managed as a single stand-alone unit but as part of the operations of Heinz in North America. The preparation of the combined financial statements and this Management's Discussion and Analysis of Financial Condition and Results of Operations of the Heinz Businesses include the use of "carve out" and "push down" accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the Heinz parent company level or by an affiliate of Heinz, which related to or were incurred on behalf of the Heinz Businesses, have been identified and allocated or pushed down, as appropriate, to the financial results of the Heinz Businesses for the periods presented. Allocations were made primarily on a percentage of revenue basis, which management of the Heinz Businesses believes represents a reasonable allocation.

     No debt or interest expense has been allocated to the Heinz Businesses from Heinz. These combined financial statements are not indicative of the results of operations that would have existed or will exist in the future assuming the Heinz Businesses were operated as an independent company or as a subsidiary of Del Monte.

     The Heinz Businesses include the following three segments for financial reporting purposes:

     - Tuna -- This segment manufactures, markets and sells tuna.

     - Pet Products -- This segment manufactures, markets and sells dry and canned pet food and pet snacks.

     - Soup and Infant Feeding-- This segment manufactures, markets and sells soups, broth and infant feeding products.

     The percentage of sales by segment have been relatively stable over the last three years. Pet products sales have been approximately 53% of sales, tuna has been approximately 31% of sales and soup and infant feeding have been approximately 16% of sales. Sales declined 10.4% in fiscal 2001 primarily as a result of decreases in the pet products and tuna segments, but stabilized in fiscal 2002 as decreases in the pet products segment were partially offset by gains in the tuna segment.

  RESULTS OF OPERATIONS

     During the fourth quarter of fiscal 2002, the Heinz Businesses adopted EITF 00-14 and EITF 00-25 (codified EITF 01-9), relating to the classification of certain costs related to coupon redemption and performance allowances previously recorded as selling, general and administrative expense. The adoption of these EITF consensuses had no impact on operating income or net earnings; however, revenues and gross profit were reduced by approximately $30.0 million and $52.8 million in the three and six months ended October 30, 2001, respectively. Prior period data has been reclassified to conform to the current year presentation.

     The following table sets forth certain segment detail for the Heinz
Businesses:

                                            Three Months Ended                     Six Months Ended
                                    -----------------------------------   -----------------------------------
                                    October 30, 2002   October 31, 2001   October 30, 2002   October 31, 2001
                                    ----------------   ----------------   ----------------   ----------------
                                                              (Dollars in millions)
SALES:
  Tuna............................       $154.7             $146.9             $278.6             $273.7
  Pet products....................        227.5              239.0              414.4              458.7
  Soup and infant feeding.........         89.5               93.2              143.0              148.4
                                         ------             ------             ------             ------
     Total........................       $471.7             $479.1             $836.0             $880.8
                                         ======             ======             ======             ======
OPERATING INCOME:
  Tuna............................       $ 15.1             $  8.0             $ 19.7             $ 27.7
  Pet products....................         46.0               36.6               79.9               71.8
  Soup and infant feeding.........         18.6               26.4               29.8               36.0
  Other*..........................         (3.0)              (3.0)              (5.2)              (5.5)
                                         ------             ------             ------             ------
     Total........................       $ 76.7             $ 68.1             $124.2             $130.0
                                         ======             ======             ======             ======
OPERATING INCOME EXCLUDING SPECIAL
  ITEMS:
  Tuna............................       $ 15.1             $  8.0             $ 19.7             $ 34.4
  Pet products....................         46.0               36.6               79.9               72.9
  Soup and infant feeding.........         18.6               26.4               29.8               36.0
  Other*..........................         (3.0)              (3.0)              (5.2)              (5.5)
                                         ------             ------             ------             ------
     Total........................       $ 76.7             $ 68.1             $124.2             $137.9
                                         ======             ======             ======             ======

* "Other" represents general and administrative expenses not directly attributable to operating segments.

(Note: Totals may not add due to rounding.)

  THREE MONTHS ENDED OCTOBER 30, 2002 VERSUS THREE MONTHS ENDED OCTOBER 31, 2001

  Sales

     Sales for the three months ended October 30, 2002 decreased $7.4 million, or 1.5%, to $471.7 million from $479.1 million in the comparable prior year period. Sales for the quarter were negatively impacted by volume declines of $7.7 million, or 1.6%, primarily in the pet products segment offset by volume increases in the tuna segment.

  Gross Profit

     Gross profit for the second quarter of fiscal 2003 increased $3.6 million, or 2.4 %, to $153.4 million from $149.8 million in the prior year period and the gross profit margin increased to 32.5% from 31.3% in the prior year period. The gross profit increase was driven by reductions in cost of goods sold in the pet products and tuna segments, partially offset by cost increases in the soup and infant feeding segment compared to the prior year period.

  SG&A

     SG&A decreased $5.0 million, or 6.1%, for the three months ended October 30, 2002 to $76.7 million from $81.7 million in the prior year period and decreased as a percentage of sales to 16.3% from 17.1%. Total marketing support included in SG&A (including consumer promotions and media) increased $3.9 million, or 26.6%, to $18.5 million from $14.6 million in the prior year in support of the StarKist Flavor Fresh Pouch and Kibbles 'n Bits. The increased marketing expense was offset by reductions in general and administrative expenses and selling and distribution expenses.

  Operating income

     Operating income increased $8.6 million, or 12.7%, for the second quarter of fiscal 2003, to $76.7 million from $68.1 million for the comparable prior year period. Increases in operating income of the tuna and pet products segments were driven by increases in gross profit, and decreases in selling, general and administrative costs, partially offset by a decrease in operating income of the soup and infant feeding segment which was due to a reduction in gross profit.

  Other items

     Other income increased $0.7 million to $0.3 million for the second quarter of fiscal 2003 from $0.4 million of expense for the comparable prior year period. The effective tax rate was 32.2% on profits of $77.2 million compared to 32.7% on profits of $68.4 million.

  Net income

     Net income increased $6.4 million to $52.4 million from $46.0 million in the comparable prior year period.

     The following segment discussion excludes special items.

  TUNA

     Sales of the tuna segment increased $7.8 million, or 5.3%, for the three months ended October 30, 2002, to $154.7 million from $146.9 million. While volume increases drove a sales increase of 8.8%, this was partially offset by lower sales prices and increases in promotional expenses in support of volume growth. These results reflect volume and share growth led by a shift toward pouch tuna.

     The tuna segment's gross profit increased $6.4 million, primarily due to decreased costs and higher volume partially offset by increased promotional expenses. Operating income increased $7.1 million, or 89.4%, during the second quarter of fiscal 2003, to $15.1 million from $8.0 million in the comparable prior year period, due primarily to the increase in gross profit.

  PET PRODUCTS

     Sales of the pet products segment decreased $11.5 million, or 4.8%, for the three months ended October 30, 2002, from $239.0 million to $227.5 million. Reduced volumes decreased sales 7.6%, primarily due to planned reductions in lower margin private label products, pet snacks and lower volume of non-core brands.

     The pet products segment's gross profit margin increased 4.6% to 40.6% from 36.0% in the comparable prior year period and gross profit increased $6.3 million, or 7.3%, from $85.9 million in fiscal 2002 to $92.2 million in fiscal 2003. These increases are primarily due to favorable pricing, the benefit of reduced amortization expense of goodwill and other intangible assets, lower production costs and favorable product mix. During this period, the pet products segment continued initiatives to eliminate lower margin pet food products, which improved product mix, and to increase cat food prices. Operating income increased $9.4 million, or 25.5%, from $36.6 million to $46.0 million, due primarily to the increase in gross profit.

  SOUP AND INFANT FEEDING

     Sales of the soup and infant feeding segment decreased $3.7 million, or 3.9%, for the three months ended October 30, 2002, from $93.2 million to $89.5 million due to lower volumes and pricing declines in infant feeding.

     The soup and infant feeding segment's gross profit decreased $9.1 million, or 22.7%, primarily due to higher cost, lower pricing and lower volume. Operating income decreased $7.8 million, or 29.5%, due primarily to the decrease in gross profit.

  SIX MONTHS ENDED OCTOBER 30, 2002 VERSUS SIX MONTHS ENDED OCTOBER 31, 2001

  Sales

     Sales for the six months ended October 30, 2002 decreased $44.8 million, or 5.1%, to $836.0 million from $880.8 million in the comparable prior year period. Sales were negatively impacted by volume declines of $37.8 million, or 4.3%. Volume declines in the pet products and soup and infant feeding segments were partially offset by volume increases in the tuna segment. Lower pricing of $6.9 million, or 0.8%, reflects pricing declines in the tuna and soup and infant feeding segments partially offset by price increases in the pet products segment.

  Special Items

     The Heinz Businesses recorded no special items in the first six months of fiscal 2003 and $7.9 million pretax of special items in the first six months of fiscal 2002. The following table provides a comparison of the Heinz Businesses' reported results and the results excluding special items for the first six months of fiscal 2002.

                                                                     Gross    Operating    Net
(Dollars in millions)                                    Net sales   Profit    Income     Income
---------------------                                    ---------   ------   ---------   ------
Reported Results.......................................   $880.8     $278.8    $130.0     $86.8
  Streamline implementation costs......................       --        7.3       7.9       6.9
                                                          ------     ------    ------     -----
Results excluding special items........................   $880.8     $286.2    $137.9     $93.7
                                                          ======     ======    ======     =====

(Note: Totals may not add due to rounding.)

  Gross Profit

     Gross profit for the six months of fiscal 2003 decreased $11.2 million, or 4.0%, to $267.6 million from $278.8 million in the prior year period and the gross profit margin increased to 32.0% from 31.7% in the prior year period. Excluding the special items identified above, gross profit decreased $18.6 million, or 6.5%, to $267.6 million for the six months ended October 30, 2002 from $286.2 million for the six months ended October 31, 2001, and the gross profit margin decreased to 32.0% from 32.5%. The gross profit decline was driven by the pet food volume decline as well as lower tuna pricing and higher tuna and soup costs compared to the prior year period.

  SG&A

     SG&A decreased $5.5 million, or 3.7%, for the six months ended October 30, 2002 to $143.4 million from $148.9 million in the prior year period and increased as a percentage of sales to 17.2% from 16.9%. Excluding the special items identified above, SG&A decreased $4.9 million, or 3.3%, as compared to the prior year period. Total marketing support included in SG&A (including consumer promotions and media) increased $8.7 million, or 37.2%, to $32.2 million from $23.5 million in the prior year period in support of the StarKist Flavor Fresh Pouch and Kibbles 'n Bits. The increased marketing expense was offset by reductions in general and administrative expenses and selling and distribution expenses.

  Operating income

     Operating income decreased $5.8 million, or 4.4%, for the six months of fiscal 2003, to $124.2 million from $130.0 million for the comparable prior year period. Excluding the special items identified above, operating income decreased $13.7 million, or 9.9%, to $124.2 million from $137.9 million and decreased as a percentage of sales to 14.9% from 15.7%. Decreases in operating income of the tuna and soup and infant feeding segment were driven by reductions in gross profit, partially offset by an increase in operating income of the pet products segment which was due to lower general and administrative costs and selling and distribution costs.

  Other items

     Other income increased $1.3 million to $1.8 million for the six months of fiscal 2003 from $0.5 million for the comparable prior year period. The effective tax rate was 32.3% on profits of $126.4 million compared to 33.9% on profits of $131.4 million.

  Net income

     Net income decreased $1.2 million to $85.6 million from $86.8 million in the comparable prior year period. Excluding the special items noted above, net income decreased $8.1 million, or 8.7 %, to $85.6 million from $93.7 million.

     The following segment discussion excludes special items.

  TUNA

     Sales of the tuna segment increased $4.9 million, or 1.8%, for the six months ended October 30, 2002, to $278.6 million from $273.7 million. While volume increases drove a sales increase of 8.6%, this was partially offset by increases in promotional expenses.

     The tuna segment's gross profit decreased $13.7 million, primarily due to higher trade promotional expenses. Operating income decreased $14.7 million, or 42.8%, during the six months of fiscal 2003, to $19.7 million from $34.4 million in the comparable prior year period, due primarily to the decrease in gross profit.

  PET PRODUCTS

     Sales of the pet products segment decreased $44.3 million, or 9.7%, for the six months ended October 30, 2002, from $458.7 million to $414.4 million. Reduced volumes across the category decreased sales 12.0%. Volume declines in the six months of fiscal 2003 are primarily due to significant promotional activity across all lines at the end of fiscal 2002, planned reductions in the sales of low margin private label products and accelerated purchases in advance of an announced 9-Lives canned cat food price increase at the end of fiscal 2002. Favorable pricing increased sales 2.3% primarily related to pet snacks and canned cat food.

     The pet products segment's gross profit margin increased 4.1% to 40.2% from 36.1% in the comparable prior year period and gross profit increased $0.8 million, or 0.5%, from $165.6 million to $166.4 million, primarily due to the benefit of reduced amortization expense of goodwill and other intangible assets, lower costs and favorable product mix. During this period, the pet products segment began initiatives to eliminate lower margin pet food products, which improved product mix, and to increase canned cat food prices. Operating income increased $7.0 million, or 9.6%, from $72.9 million to $79.9 million, due primarily to the decrease in selling and distribution and general and administrative costs.

  SOUP AND INFANT FEEDING

     Sales of the soup and infant feeding segment decreased $5.4 million, or 3.6%, for the six months ended October 30, 2002, from $148.4 million to $143.0 million due to lower volumes in infant feeding.

     The soup and infant feeding segment's gross profit decreased $5.7 million, or 9.8 %, primarily due to higher costs and decreased volumes in infant feeding. Operating income decreased $6.2 million, or 17.2%, due primarily to the decrease in gross profit and higher general and administrative costs.

LIQUIDITY AND FINANCIAL POSITION

     The financial statements have no debt or interest expense allocated to the Heinz Businesses from Heinz and, therefore, are not indicative of the results of operations that would have existed if the Heinz Businesses had been operated as an independent company or that will exist in the future if the Heinz Businesses are operated as a subsidiary of new Del Monte.

  Cash Flows from Operating Activities

     Cash provided for the six months ended October 30, 2002 was $153.8 million.

  Cash Flows used for Investing Activities

     Cash used for investing activities for the six months ended October 30, 2002 was $7.7 million. Capital expenditures totaled $14.3 million for the six months ended October 30, 2002. Proceeds from disposals of property, plant and equipment were $0.4 million for the six months ended October 30, 2002.

  Cash Flows used for Financing Activities

     Net parent settlements totaled $144.7 million for the six months ended October 30, 2002.

  Cash Requirements of Streamline and Operation Excel

     In fiscal 2003, management of the Heinz Businesses expects the remaining cash requirements of Streamline to be approximately $7.4 million, consisting primarily of severance and exit costs. The Heinz Businesses financed the cash requirements of these programs through operations and cash provided by Heinz. The cash requirements of these programs have not had and are not expected, by the management of the Heinz Businesses, to have a material adverse impact on liquidity or financial position of the Heinz Businesses.

                                   SKF FOODS

                         COMBINED STATEMENTS OF INCOME

                                                                      Three Months Ended
                                                              -----------------------------------
                                                              October 30, 2002   October 31, 2001
                                                              ----------------   ----------------
                                                                          (Unaudited)
                                                                        (in thousands)
Sales.......................................................      $471,730           $479,076
Cost of products sold.......................................       318,322            329,269
                                                                  --------           --------
Gross profit................................................       153,408            149,807
Selling, general and administrative expenses................        76,722             81,747
                                                                  --------           --------
Operating income............................................        76,686             68,060
Interest income.............................................           214                733
Other income/(expense)......................................           338               (422)
                                                                  --------           --------
Income before income taxes..................................        77,238             68,371
Provision for income taxes..................................        24,849             22,357
                                                                  --------           --------
Net income..................................................      $ 52,389           $ 46,014
                                                                  ========           ========

   The accompanying notes are an integral part of these financial statements.

                                   SKF FOODS

                         COMBINED STATEMENTS OF INCOME

                                                                    Six Month Period Ended
                                                              -----------------------------------
                                                              October 30, 2002   October 31, 2001
                                                              ----------------   ----------------
                                                                          (Unaudited)
                                                                        (in thousands)
Sales.......................................................      $836,061           $880,830
Cost of products sold.......................................       568,420            601,992
                                                                  --------           --------
Gross profit................................................       267,641            278,838
Selling, general and administrative expenses................       143,414            148,858
                                                                  --------           --------
Operating income............................................       124,227            129,980
Interest income.............................................           396                914
Other income/(expense)......................................         1,822                484
                                                                  --------           --------
Income before income taxes..................................       126,445            131,378
Provision for income taxes..................................        40,842             44,552
                                                                  --------           --------
Net income..................................................      $ 85,603           $ 86,826
                                                                  ========           ========

   The accompanying notes are an integral part of these financial statements.

                                   SKF FOODS

                       CONDENSED COMBINED BALANCE SHEETS

                                                              October 30, 2002    May 1, 2002*
                                                              ----------------    ------------
                                                                (Unaudited)
                                                                       (in thousands)
ASSETS

Current assets:
  Cash and cash equivalents.................................     $    1,142        $      518
  Receivables, net..........................................        187,860           216,759
  Inventories...............................................        315,148           330,632
  Prepaid expenses and other current assets.................         45,753            25,762
  Deferred income taxes.....................................          6,110             5,121
                                                                 ----------        ----------
     Total current assets...................................        556,013           578,792
Property, plant and equipment...............................        647,304           665,921
Less: accumulated depreciation..............................       (325,962)         (328,871)
                                                                 ----------        ----------
     Total property, plant and equipment, net...............        321,342           337,050
Other noncurrent assets:
Other investments...........................................          3,225             3,537
Goodwill, net...............................................        621,794           622,126
Trademarks, net.............................................        256,931           259,249
Other intangible assets, net................................          4,994             5,433
Other noncurrent assets.....................................         24,139            29,174
                                                                 ----------        ----------
     Total other noncurrent assets..........................        911,083           919,519
                                                                 ----------        ----------
     Total assets...........................................     $1,788,438        $1,835,361
                                                                 ==========        ==========
LIABILITIES AND PARENT COMPANY'S INVESTMENT
Current liabilities:
  Accounts payable..........................................     $   61,533        $   47,309
  Accrued marketing.........................................         27,170            17,104
  Accrued restructuring costs...............................         11,823            14,304
  Other accrued liabilities.................................         27,588            28,227
                                                                 ----------        ----------
     Total current liabilities..............................        128,114           106,944
Deferred income taxes.......................................        121,256           113,103
Deferred income.............................................         18,507            22,180
Other liabilities...........................................            393               492
                                                                 ----------        ----------
     Total liabilities......................................        268,270           242,719
Parent company's investment.................................      1,520,168         1,592,642
                                                                 ----------        ----------
     Total liabilities and parent company's investment......     $1,788,438        $1,835,361
                                                                 ==========        ==========

---------------
* Summarized from audited Fiscal Year 2002 balance sheet

   The accompanying notes are an integral part of these financial statements.

                                   SKF FOODS

                          COMBINED CASH FLOW STATEMENT

                                                                 Six Month
                                                                Period Ended
                                                              ----------------
                                                              October 30, 2002
                                                                (Unaudited)
                                                               (in thousands)
Operating Activities
  Net income................................................     $  85,603
  Adjustments to reconcile net income to cash provided by
     operating activities:
  Depreciation..............................................        16,477
  Amortization..............................................         1,813
  Deferred tax provision....................................         7,164
  Other items, net..........................................         1,649
  Changes in current assets and liabilities, excluding the
     effects of acquisitions and divestitures:
       Receivables..........................................        24,763
       Inventories..........................................        14,381
       Prepaid expenses and other current assets............       (19,991)
     Accounts payable.......................................        14,224
     Accrued liabilities....................................         7,695
                                                                 ---------
          Cash provided by operating activities.............       153,778
Investing Activities:
  Capital expenditures......................................       (14,330)
  Proceeds from disposals of property, plant and
     equipment..............................................           361
  Other items, net..........................................         6,291
                                                                 ---------
       Cash used for investing activities...................        (7,678)
Financing Activities:
  Net parent settlements....................................      (144,717)
                                                                 ---------
       Cash used for financing activities...................      (144,717)
Effect of exchange rate changes on cash and cash
  equivalents...............................................          (759)
Net increase in cash and cash equivalents...................           624
Cash and cash equivalents, beginning of period..............           518
                                                                 ---------
Cash and cash equivalents, end of period....................     $   1,142
                                                                 =========

   The accompanying notes are an integral part of these financial statements.

                                   SKF FOODS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1.    BASIS OF PRESENTATION

     The accompanying combined financial statements include the assets and liabilities and the related operations of SKF Foods (collectively referred to as the "Businesses"), which are included in the consolidated financial statements of the H.J. Heinz Company ("Heinz").

     These financial statements have been prepared in anticipation of a transaction, announced on June 13, 2002, whereby Heinz would spin off the Businesses to Heinz shareholders creating a new, independent company.

     On June 13, 2002, Heinz announced that it will spin off the Businesses to Heinz shareholders creating a new, independent company. Immediately thereafter, the newly formed company will merge with a wholly-owned subsidiary of Del Monte Foods Company (Del Monte) resulting in the newly formed company becoming a wholly-owned subsidiary of Del Monte. As a result of this transaction, the Businesses will incur approximately $1.1 billion of debt.

     This transaction, which has been approved by the Board of Directors of Heinz and Del Monte, is subject to approval by the stockholders of Del Monte and it's expected that the transaction could close as early as December 20, 2002. Heinz received on November 21, 2002, a private letter ruling from the Internal Revenue Service that the spin-off transaction will be tax-free to Heinz, the Businesses and the shareholders of Heinz. The spin-off and merger are also subject to other customary closing conditions.

     The preparation of these financial statements include the use of "carve-out" and "push down" accounting procedures wherein certain assets, liabilities, and expenses historically recorded or incurred at the parent company level of Heinz or an affiliate of Heinz, which related to or were incurred on behalf of the Businesses, have been identified and allocated or pushed down as appropriate to reflect the financial results of the Businesses for the periods presented. No direct relationship existed among all of the operations which comprise the Businesses. Accordingly, Heinz's net investment in the Businesses (parent company's investment) is shown in lieu of stockholder's equity in the combined balance sheets. Allocations were made primarily based on a percentage of revenue, which management believes represents a reasonable allocation. See Note 6 for a further discussion regarding the allocation of costs.

     The Businesses have not historically been managed as a single stand-alone unit, but as part of the operations of Heinz in North America. As such, quarterly balance sheets and quarterly statements of cash flows were not historically prepared for the Businesses, and it would not be practicable to retroactively prepare such statements. As such, the Securities and Exchange Commission has agreed to accept a statement of cash flows for the six-month period ended October 30, 2002 only. Accordingly, comparative statements of cash flow have not been presented.

     No debt or interest expense has been allocated to the Businesses from Heinz. These statements may not be necessarily indicative of the results of operations that would have existed or will exist in the future assuming the Businesses were operated as a separate, independent company.

     The interim combined financial statements of the Businesses are unaudited. The results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year due to the seasonal nature of the Businesses. In the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair statement of the results of operations of these interim periods have been included.

2.    INVENTORIES

     The composition of inventories at the balance sheet dates were as follows:

                                                             October 30,    May 1,
                                                                2002         2002
(in thousands)                                               -----------   --------
Finished goods and work-in-process.........................   $257,502     $271,166
Packaging material and ingredients.........................     57,646       59,466
                                                              --------     --------
                                                              $315,148     $330,632
                                                              ========     ========

3.    RESTRUCTURING

     In the fourth quarter of fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes the closure of the Businesses' tuna operations in Puerto Rico, the consolidation of the Businesses' North American canned pet food production to Bloomsburg, Pennsylvania (which results in ceasing canned pet food production at the Businesses' Terminal Island, California facility) and the divestiture of the Businesses' U.S. fleet of fishing boats and related equipment.

     The major components of the restructuring charge and implementation costs and the remaining accrual balances as of October 30, 2002 were as follows:

                                                          Employee
                                                         Termination
                                            Non-cash         and       Accrued
                                              Asset       Severance     Exit     Implementation
                (in millions)              Write-Downs      Costs       Costs        Costs         Total
                -------------              -----------   -----------   -------   --------------   -------
     Restructuring and Implementation
       costs--Fiscal 2001................    $ 107.1       $ 20.7      $ 48.8        $ 20.8       $ 197.4
     Amounts utilized--Fiscal 2001.......     (107.1)        (2.6)       (1.4)        (20.8)       (131.9)
                                             -------       ------      ------        ------       -------
     Accrued restructuring costs--May 2,
       2001..............................         --         18.1        47.4            --          65.5
     Restructuring and Implementation
       costs--Fiscal 2002................        5.4         (0.5)       (7.3)          7.9           5.5
     Amounts utilized--Fiscal 2002.......       (5.4)       (17.2)      (29.6)         (7.9)        (60.1)
                                             -------       ------      ------        ------       -------
     Accrued restructuring costs--May 1,
       2002..............................         --          0.4        10.5            --          10.9
     Amounts utilized--Fiscal 2003.......         --         (0.2)       (1.9)           --          (2.1)
                                             -------       ------      ------        ------       -------
     Accrued restructuring costs--October
       30, 2002..........................    $    --       $  0.2      $  8.6        $   --       $   8.8
                                             =======       ======      ======        ======       =======

     During the first six months of fiscal 2003, the Businesses utilized $2.1 million of severance and exit cost accruals related to its overhead reduction plan.

4.    RECENTLY ADOPTED ACCOUNTING STANDARDS

     During the fourth quarter of fiscal 2002, the Businesses adopted Emerging Issues Task Force ("EITF") statements relating to the classification of vendor consideration and certain sales incentives. The adoption of these EITF statements has no impact on operating income or net earnings; however, revenues and gross profit were reduced by approximately $30.0 and $52.8 million in the three and six months ended October 30, 2001, respectively. Prior period data has been reclassified to conform to the current year presentation.

     The Businesses adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" which requires that the purchase method of accounting be applied to all business combinations after June 30, 2001. SFAS No. 141 also established criteria for recognition of intangible assets and goodwill. Effective May 2, 2002, the Businesses adopted SFAS

     No. 142 "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual impairment assessment of the carrying value of goodwill and intangibles with indefinite useful lives. The reassessment of intangible assets, including the ongoing impact of amortization and the assignment of goodwill to reporting units was completed during the first quarter of fiscal 2003.

     The Businesses completed their transitional goodwill impairment tests during the second quarter of fiscal 2003. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit (one level below the Businesses' operating segments) that has goodwill assigned to it, to its carrying value. The Businesses estimate the fair value of a reporting unit using discounted cash flows, using a risk-adjusted weighted average cost of capital for the business as the discount rate. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of the goodwill impairment. No impairment issues were identified as a result of completing these transitional impairment tests.

     The effects of adopting the new standards on net income for the six-month periods ended October 30, 2002 and October 31, 2001 follow.

                                        Second Quarter Ended          Six Months Ended
                                      -------------------------   -------------------------
                                             Net Income                  Net Income
                                      -------------------------   -------------------------
                                         2002          2001          2002          2001
                                      -----------   -----------   -----------   -----------
Net income..........................    $52,389       $46,014       $85,603       $86,826
Add: Goodwill amortization, net of
  tax...............................         --         2,633            --         3,717
Trademark amortization, net of tax..         --           763            --         1,550
                                        -------       -------       -------       -------
Net income excluding goodwill and
  trademark amortization............    $52,389       $49,410       $85,603       $92,093
                                        =======       =======       =======       =======

     Changes in the carrying amount of goodwill, all of which are in the pet products segment, from May 1, 2002 to October 30, 2002, were the result of $0.7 million of translation adjustments.

     Trademarks and other intangible assets at October 30, 2002 and May 1, 2002, subject to amortization expense, are as follows:

                               October 30, 2002                     May 1, 2002
                       --------------------------------   --------------------------------
                                 Accumulated                        Accumulated
                        Gross    amortization     Net      Gross    amortization     Net
                       -------   ------------   -------   -------   ------------   -------
Trademarks...........  $72,429     $18,085      $54,344   $73,481     $16,915      $56,566
Other................   11,352       6,358        4,994    11,352       5,919        5,433
                       -------     -------      -------   -------     -------      -------
                       $83,781     $24,443      $59,338   $84,833     $22,834      $61,999
                       =======     =======      =======   =======     =======      =======

     Amortization expense for trademarks and other intangible assets subject to amortization was $1.8 million for the six months ended October 30, 2002. Based upon the amortizable intangible assets recorded on the balance sheet at October 30, 2002, amortization expense for each of the next five years is estimated to be approximately $4.0 million.

     Intangible assets not subject to amortization at October 30, 2002 and May 1, 2002, were $202.6 million for both years consisting of trademarks.

     Effective May 2, 2002, the Businesses adopted SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets". This statement provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The adoption of this new standard did not have a material impact on the Businesses' financial position, results of operations or cash flows for the six months ended October 30, 2002.

5.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for the Businesses in fiscal 2004. The Businesses do not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

     In June 2002, the FASB approved SFAS No. 146, " Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

6.    RELATED PARTY TRANSACTIONS

     Shared-Service Functions

     Costs charged to the Businesses by an affiliate of Heinz are provided through shared-service functions and include warehousing costs, variable and fixed selling expenses and general and administrative costs such as information systems support, human resources, finance and accounting. These costs, which are allocated based on revenue, are included in the accompanying combined statements of operations as a component of SG&A (selling, general and administrative expenses) in the amounts of $19.3 million and $14.3 million for the three months ended October 30, 2002 and October 31, 2001, respectively and $35.5 million and $43.6 million for the six months ended October 30, 2002 and October 31, 2001, respectively.

     Heinz Corporate Charges

     Certain of Heinz's general and administrative expenses, consisting of salaries of corporate officers and staff and other Heinz corporate overhead, are allocated to the Businesses. For the six months ended October 30, 2002 and October 31, 2001, total costs charged to the Businesses for these services were $5.2 million and $5.5 million, respectively, and for the three months ended October 30, 2002 and October 31, 2001, total costs charged to the Businesses for these services were $3.0 million in each quarter. These costs are included in SG&A in the accompanying combined statements of operations.

     Heinz also charges the Businesses for their share of group health insurance costs for eligible company employees based upon location-specific costs and actual loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to the Businesses through Heinz's corporate programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly to the Businesses based on actual loss experience. Total costs charged to the Businesses for these services were $9.4 million and $9.6 million for the six months ended October 30, 2002 and October 31, 2001, respectively and $4.7 million and $4.0 million for the three months ended October 30, 2002 and October 31, 2001, respectively.

     Pension costs and post-retirement costs are also charged to the Businesses based upon eligible employees participating in the plans.

     Products Sales and Purchases

     The Businesses sell and purchase products to and from other Heinz affiliates. Sales to related parties were $2.1 million and $4.4 million for the six months ended October 30, 2002 and October 31, 2001, respectively, and sales to related parties were $1.2 million and $1.9 million for the three months ended October 30, 2002 and October 31, 2001, respectively. Purchases from related parties were $1.1 million and $1.1 million for the six months ended October 30, 2002 and October 31, 2001, respectively and purchases from related parties were $0.5 million and $0.4 million for the three months ended October 30, 2002 and October 31, 2001, respectively.

7.    FINANCIAL INSTRUMENTS

     Commodity Price Hedging

     The Businesses use commodity futures and options in order to reduce the risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges.

     Hedge Ineffectiveness

     During the first six months ended October 30, 2002, hedge ineffectiveness related to cash flow hedges was a net gain of $0.4 million, which is reported in the combined statement of operations as other income.

     Deferred Hedging Gains and Losses

     As of October 30, 2002, the Businesses are hedging forecasted transactions for periods not exceeding 12 months, and expects an immaterial amount of net deferred loss reported in parent company's investment to be reclassified to earnings within that time frame.

8.    SEGMENT DATA

     Descriptions of Businesses' reportable segments are as follows:

     - Tuna -- This segment manufactures, markets and sells tuna.

     - Pet Products -- This segment manufactures, markets and sells dry and canned pet food and pet snacks.

     - Soup and Infant Feeding -- This segment manufactures, markets and sells soups, infant foods, and broth to the grocery channels.

     The Businesses' management evaluates performance based on several factors including net sales and the use of capital resources; however, the primary measurement focus is operating income excluding unusual costs and gains. Intersegment sales are accounted for at current market values. Items below the operating income line of the combined statements of operations are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the Businesses' management.

     The following tables present information about the Businesses' reportable segments:

                                        Three Months Ended                                       Six Months Ended
                       -----------------------------------------------------   -----------------------------------------------------
                          Net External Sales          Intersegment Sales          Net External Sales          Intersegment Sales
                       -------------------------   -------------------------   -------------------------   -------------------------
                       October 30,   October 31,   October 30,   October 31,   October 30,   October 31,   October 30,   October 31,
(in thousands)            2002          2001          2002          2001          2002          2001          2002          2001
--------------         -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Tuna.................   $154,704      $146,898       $   --        $   --       $278,637      $273,724       $    --       $    --
Pet Products.........    227,495       238,983        6,085         6,624        414,390       458,718        11,251        13,234
Soup and Infant
 Feeding.............     89,531        93,195           --            --        143,034       148,388            --            --
                        --------      --------       ------        ------       --------      --------       -------       -------
 Combined totals.....   $471,730      $479,076       $6,085        $6,624       $836,061      $880,830       $11,251       $13,234
                        ========      ========       ======        ======       ========      ========       =======       =======

                                        Three Months Ended                                       Six Months Ended
                       -----------------------------------------------------   -----------------------------------------------------
                                                       Operating Income                                        Operating Income
                                                           Excluding                                               Excluding
                           Operating Income            Special Items (a)           Operating Income            Special Items (a)
                       -------------------------   -------------------------   -------------------------   -------------------------
                       October 30,   October 31,   October 30,   October 31,   October 30,   October 31,   October 30,   October 31,
(in thousands)            2002          2001          2002          2001          2002          2001          2002          2001
--------------         -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Tuna.................    $15,117       $ 7,983       $15,117       $ 7,983      $ 19,690      $ 27,652      $ 19,690      $ 34,349
Pet Products.........     46,003        36,652        46,003        36,652        79,934        71,814        79,934        72,912
Soup and Infant
 Feeding.............     18,613        26,429        18,613        26,429        29,816        35,999        29,816        36,042
Non-Operating (b)....     (3,047)       (3,004)       (3,047)       (3,004)       (5,213)       (5,485)       (5,213)       (5,485)
                         -------       -------       -------       -------      --------      --------      --------      --------
 Combined totals.....    $76,686       $68,060       $76,686       $68,060      $124,227      $129,980      $124,227      $137,818
                         =======       =======       =======       =======      ========      ========      ========      ========

---------------

     (a) Six months ended October 31, 2001 -- Excludes implementation costs of the Streamline initiative as follows: Tuna of $6.8 million and Pet Products of $1.1 million.

     (b) Non-operating represents general and administrative expenses not directly attributable to operating segments.

9. COMPREHENSIVE INCOME

                                                    Three Months Ended   Six Months Ended
                                                    ------------------   -----------------
                                                     October 31, 2002    October 31, 2002
                                                         FY 2003              FY 2003
(in thousands)                                           -------              -------
Net income........................................       $52,389              $85,603
Deferred (gains)/losses on derivatives:
  Net amount reclassified to earnings.............           715                 (796)
                                                         -------              -------
Comprehensive income..............................       $53,104              $84,807
                                                         =======              =======